Exhibit 99.1

NEWS RELEASE

Precision Drilling Trust to Present at the
Peters & Co. Limited 2008 North American Oil & Gas Conference
in Toronto

Calgary, Alberta, Canada – September 10, 2008

Precision Drilling Trust (“Precision”) announced today that Kevin A. Neveu, Chief Executive Officer of Precision Drilling Corporation is scheduled to present on September 11, 2008 at approximately 7:45 am Eastern time (5:45 am Mountain time) at the Peters & Co. Limited 2008 North American Oil & Gas Conference in Toronto, Ontario.  The presentation will include information concerning Precision’s performance, strategy and outlook and the proposed merger of Precision and Grey Wolf, Inc.

A live audio webcast will be accessible from Precision's website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version of the webcast will be available for approximately 30 days.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403.716.4500, Fax 403.264.0251; website: www.precisiondrilling.com.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com